

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 24, 2006

William J. Lyons
Chief Financial Officer
Consol Energy Inc.
1800 Washington Road
Pittsburgh, Pennsylvania 15241

> **Re:** **Consol Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed February 28, 2005**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005,**
> **and September 30, 2005**
> **Filed May 2, 2005, August 3, 2005 and November 7, 2005**
> **Response Letter Dated February 16, 2006**
> **File No. 1-14901**

Dear Mr. William J. Lyons:

　　We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1 Property, Plant and Equipment, page 91

1.　　We note your response to prior comment three. As you have noted, paragraph 33 indicates that "…disclosure is recommended if the effect of a change in the estimate is material." Moreover, paragraph 33 explicitly indicates that a change in services lives of depreciable assets should be disclosed while changes to estimates associated with assets, typically classified as current, are characterized as occurring in the ordinary course of business. We understand that you view asset life revisions to be made in the ordinary course of business because they relate to mine plan changes or revisions to reserve quantities which occur frequently. However, the re-assessment of an asset's economic life would likely consider other factors, particularly in the case of facilities and equipment, such as structural conditions, technological advances and over-all corporate strategy. Accordingly, it is unclear how you have concluded that all your asset revisions are in the ordinary course of business. It would appear that to the extent revisions to your asset lives are material, the disclosures required by paragraph 33 of APB 20 would be appropriate. Please clarify whether your determination of materiality is referring to the effect of asset life revisions taken as a whole, and whether you applied the principles in SAB Topic 1.M in arriving at your conclusion.

2. We have reviewed your response to prior comment number one. Please support your conclusion that it is appropriate to credit any coal removed and sold in connection with a development area of an underground longwall mine against the development expenditures incurred. Tell us the amount credited to development costs in total and for each year for the three year period ended December 31, 2004 and the nine month period ended September 30, 2005.

Note 28, Commitments and Contingent Liabilities, page 124

3. We note your response to prior comment six. Please confirm to us, if true, whether the ultimate liabilities in the future with respect to asbestos claims, lawsuits, and other claims are immaterial because you are unable to estimate the potential loss or range of loss, or if your current estimates individually and in the aggregate are immaterial. To the extent losses or range of losses related to such matters are deemed immaterial because estimates can not be formulated from current information, we would anticipate disclosure of these matters unless the likelihood of loss is remote. Refer to paragraph 10 of SFAS 5.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief